# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Thoughtworks Holding, Inc., CIK 0001866550
CUSIP: 88546E105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 EAST RANDOLPH STREET, 25TH FLOOR, CHICAGO, Illinois (IL), 60601
Date of event which requires filing of this statement: 09/19/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001635999

## Reporting persons
- Think Investments LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,590,702; sole dispositive power 0; shared dispositive power 28,590,702; aggregate amount beneficially owned 28,590,702 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Thoughtworks Holding, Inc.
Address of issuer's principal executive offices: 200 EAST RANDOLPH STREET, 25TH FLOOR, CHICAGO, ILLINOIS, 60601

## Item 2. Person Filing
Name of person filing: Think Investments LP
Address of principal business office or, if none, residence:
One Letterman Drive
Building C, Suite CM-420
San Francisco, CA 94129
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this item 4.
Percent of class: The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Statement on Schedule 10-Q filed with the Securities and Exchange Commission on November 12,2024, in which the Issuer stated that the number of common stock outstanding as of November 7, 2024 was 324,726,782 shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28,590,702
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 28,590,702

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Think Investments LP is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships or pooled investment vehicles that beneficially hold the Securities, Think Investments LP has been granted the authority to dispose of and vote such Securities. The investment partnerships have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Think Investments LP: Jennifer Kim, Chief Financial Officer (11/14/2024)